UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GENELABS TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Gemstone Acquisition Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, no par value per share
(Title of Class of Securities)

368706206
(CUSIP Number of Class of Securities)

Carol G. Ashe, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Benet J. O’Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

SIGNATURE
EXHIBIT INDEX
EX-99.1: TEXT OF PRESS RELEASE

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the planned tender offer by Gemstone Acquisition Corporation, a California corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”), and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock, no par value per share, of Genelabs Technologies, Inc., a California corporation (“Genelabs”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of October 29, 2008 by and among Purchaser, SKB and Genelabs.
     The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Genelabs. At the time the tender offer is commenced, GSK and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Genelabs intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. GSK, Purchaser and Genelabs intend to mail these documents to the stockholders of Genelabs. These documents will contain important information about the tender offer and stockholders of Genelabs are urged to read them carefully and in their entirety when they become available. Stockholders of Genelabs will be able to obtain a free copy of these documents (when they become available) and other documents filed by Genelabs with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the Information Agent named in the tender offer materials.
Item 12. Exhibits.
99.1   Text of Press Release issued on October 29, 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GlaxoSmithKline plc
By:	/s/ Simon M. Bicknell
	Name:	Simon M. Bicknell
	Title:	Secretary

Gemstone Acquisition Corporation
By:	/s/ Carol G. Ashe
	Name:	Carol G. Ashe
	Title:	Authorized Signatory

Dated: October 29, 2008

EXHIBIT INDEX
99.1   Text of Press Release issued on October 29, 2008.